EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Nine months ended
	September 30,		Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings from continuing operations	$891,579	$408,948	$717,690	$306,203	$220,470	$236,701	$235,157

Add:

Minority interest	2,751	2,541	3,457	5,243	4,875	4,959	5,508

Income taxes	64,659	59,133	30,528	26,892	43,562	15,374	28,169

Interest expense	287,255	216,933	294,403	177,562	152,551	154,427	151,864

Earnings, as adjusted	$1,246,244	$687,555	$1,046,078	$515,900	$421,458	$411,461	$420,698

Fixed charges:

Interest expense	$287,255	$216,933	$294,403	$177,562	$152,551	$154,427	$151,864

Capitalized interest	83,897	69,801	97,297	63,885	37,388	36,425	30,534

Total fixed charges	$371,152	$286,734	$391,700	$241,447	$189,939	$190,852	$182,398

Ratio of earnings, as adjusted to fixed charges	3.4	2.4	2.7	2.1	2.2	2.2	2.3